UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 83.23% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a quarterly NAV announcement and trading update, factsheet and investor presentation on the London Stock Exchange and its website which included information regarding Grindrod Shipping, including blended net time charter equivalent (“TCE”) and equivalent breakeven across the TMI and Grindrod fleet. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s quarterly NAV announcement referenced above notes that the TCE across the TMI and Grindrod fleet was $12,735 per day for the quarter (including Handysize and Supra/Ultramax vessels). The equivalent blended breakeven levels (including financing costs) is approximately $11,700 per day across the TMI and Grindrod fleet.

In addition, Grindrod Shipping has repaid approximately $28 million of debt from operations and proceeds from vessel sales completed during the quarter, resulting in an estimated debt to gross assets ratio on a ‘look through’ basis at June 30, 2023 of 37.8% (38.9% as at 31 March 2023) (including TMI and Grindrod debt).

A combined chartering strategy and integrated technical management is expected to result in economies of scale and significant cost savings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 28, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer